Exhibit 99.1

PAID ADVERTISING

An open Letter to the employees of Wynn Resorts . . .

KEEPING THE WYNN PROMISE

Most of you know that this simple declaration is at the heart of all that you do. Every day, you show up and commit yourselves to distinguishing the ‘Wynn Experience’ from all others. You infuse your work with meticulous attention and deep care, elevating the guest experience to the highest level. But what makes each visit to our resorts truly special is the authenticity of your service – a truth and a trust that reveals itself in countless front-of-house moments as well as in the respect and dignity you extend to each other behind the scenes.

As the co-founder, these are the cultural values and core beliefs I have tried to embody and promote since our Company’s inception. I remain as true to them today as I have ever been. And while the events of these last several months may have tested our resolve, they’ve also clarified what is most important – that each of us, in our own way, must carry forward the promise of Wynn Resorts.

I believe deeply in our Company and in those of you who bring it to life each and every day. I am confident that we will move past this moment of profound change, letting go of what has not served us, repairing our leadership, and restoring the integrity of our brand.

I am grateful for your professionalism, dedication and commitment. It is because of you that I look to the future with great optimism.

You make me proud.

Sincerely,

Elaine Wynn